Green light from US Treasury for VEON Ltd. Equity trading Amsterdam, 18 November 2022: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) has today issued General License 54 authorizing all transactions ordinarily incident and necessary to the purchase and receipt of any debt or equity securities of VEON Ltd. that would otherwise be prohibited by section 1(a)(i) of Executive Order (E.O.) 14071. OFAC General License 54 applies to all debt and equity securities of VEON Ltd. that were issued before 6 June 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing, and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia. Commenting on the issuance of General License 54, VEON Group Chief Executive Officer Kaan Terzioğlu said: “We are very pleased that the Office of Foreign Assets Control has confirmed that VEON Ltd.’s debt and equity securities issued prior to 6 June 2022 can be traded freely without concern regarding U.S. sanctions targeting new investment in Russia. We believe this confirmation is an affirmation of the value of VEON’s core mission of providing customers with connectivity, access to information and other vital digital services. VEON will continue to focus on our core initiatives to increase 4G penetration and our digital operator strategy while executing on strategic projects such as the recently announced competitive sale process in relation to our Russian operations.” About VEON VEON is a digital operator that provides converged connectivity and connected services to over 200 million customers. Operating across seven countries that are home to more than 8% of the world’s population, VEON is transforming people’s lives, empowering individuals and driving economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information, visit: https://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information • Group Communications Director Marina Levina PR@veon.com Group Director Investor Relations

Nik Kershaw ir@veon.com • Julian Tanner Julian.tanner@tuvapartners.com